AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GENSPERA, INC.

GenSpera, Inc. a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law” or “DGCL”), hereby certifies as follows:

1.          That the name of this corporation is GenSpera, Inc., and that this corporation was originally incorporated in the state of Delaware on November 21, 2003, under that name.

2.          This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL.

4.          The text of the Original Certificate of Incorporation, as amended, is hereby amended and restated, in its entirety, as follows:

ARTICLE I

The name of this Corporation is GenSpera, Inc. (this “Corporation”).

ARTICLE II

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE III

The authorized capital stock of the Corporation shall consist of: (i) One Hundred Fifty Million (150,000,000) shares of Common Stock having a par value of $0.0001 per share, and (ii) Thirty Million (30,000,000) shares of “blank check” Preferred Stock having a par value of $0.0001 per share. Authority is hereby expressly granted to the board of directors (“Board”) of the Corporation to fix by resolution or resolutions any of the designations, power, preferences and rights, and any of the qualifications, limitations or restrictions which are permitted by the DGCL in respect of any class or classes of Preferred Stock or any series of any class of Preferred Stock of the Corporation.

ARTICLE IV

The Board shall have the power to adopt, amend or repeal the Bylaws.

ARTICLE V

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, provided that this provisions shall not eliminate or limit the liability of a director under applicable law: (i) for any breach of the director’s loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of the law; (iii) for unlawful payment of dividend or unlawful stock purchase or redemption as such liability is imposed under Section 174 of the DGCL; or (iv) for any transaction from which the officer or director derived an improper personal benefit. No amendment to appeal of this Article V shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

5. IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been duly authorized and is being executed by an authorized officer of the Corporation on this 3rd day of September, 2013.

By: /s/ Craig Dionne

Chief Executive Officer

GenSpera, Inc.